N E W S R E L E A S E

March 31, 2005	Trading Symbols:
News Release 05-04	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD FILES AND MAILS 2004 ANNUAL REPORT – “BEST YEAR YET”

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report the mailing of its 2004 annual report with audited financial statements to shareholders and its filing with regulatory authorities in Canada and the United States. The annual report is also available to shareholders and interested investors at www.silverstandard.com and www.sedar.com.

Highlights for the year ended December 31, 2004 include: working capital totalling $61.6 million including $45.7 million in cash and silver bullion valued at $13.5 million, compared to working capital of $16.9 million at year-end 2003 including cash of $16.4 million; a reduction in loss per share to $0.03 compared to a loss per share of $0.10 in 2003; no material debt; measured silver resources of 101.9 million ounces, indicated silver resources of 411.0 million ounces and inferred resources of 444.0 million ounces; measured gold resources of 270,000 ounces, indicated gold resources of 585,000 ounces and inferred gold resources of 1.39 million ounces. With 51.6 million shares issued and outstanding, the company is well-leveraged to movements in the price of precious metals.

Major project highlights include: the increase to 100% of Silver Standard’s interest in the Pirquitas silver-tin-zinc property in Argentina, expansion of silver resources at the Pitarrilla silver discovery (100%-owned) in Mexico and continuation of feasibility work at the Manantial Espejo (50%-owned) silver-gold property in Argentina. Feasibility work at Manantial Espejo is expected to be completed in the second half of 2005. Updating of the feasibility study at Pirquitas that was completed in 1999 and 2000 will continue through 2005, and a program of diamond and reverse circulation drilling is underway at Pitarrilla. Further drilling and commencement of pre-feasibility work is planned for Pitarrilla in 2005.

Robert A. Quartermain, president of Silver Standard, stated that “the company has just completed its best year yet, from both financial and project development perspectives. We are well-financed and we have excellent projects with company builder potential. I am confident about further positive news, particularly at Pitarrilla, as the company moves its projects toward development in the context of more attractive fundamentals for all commodities but, in particular, silver.”

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of measured resources, indicated resources and inferred resources: Disclosure of contained silver expressed in ounces in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended. To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.